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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ---------------

                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                             MICRODYNE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             MICRODYNE CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)

                                ---------------

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   595067109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ---------------

                              MICHAEL E. JALBERT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MICRODYNE CORPORATION
                            3601 EISENHOWER AVENUE
                          ALEXANDRIA, VIRGINIA 22304
                                (703) 329-3700

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                               ---------------

                                   Copy to:

                            CURTIS M. COWARD, ESQ.
                    MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.
                             8280 GREENSBORO DRIVE
                                   SUITE 900
                            MCLEAN, VIRGINIA 22102


                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Microdyne Corporation, a Maryland corporation (the "Company"), and the address of the principal executive offices of the Company is 3601 Eisenhower Avenue, Alexandria, Virginia 22304. The title of the class of equity securities to which this statement relates is the common stock, par value $0.10 per share, of the Company (the "Company Common Stock").


ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the cash tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1, dated December 9, 1998 (the "Schedule 14D-1") and the Offer to Purchase filed as exhibit (a)(1) thereto (the "Offer to Purchase"), of L-M Acquisition Corporation, a Maryland corporation ("Purchaser") and a wholly owned subsidiary of L-3 Communications Corporation, a Delaware corporation ("Parent") which is wholly owned subsidiary of L-3 Communications Holdings, Inc., a Delaware corporation ("Holdings"), to purchase all of the outstanding shares of Common Stock, par value $0.10 per share, of the Company (the "Shares") at a price of $5.00 per Share, net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and conditions set forth therein. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of December 3, 1998 (the "Merger Agreement"), by and among the Company, Parent and Purchaser, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. Following satisfaction or waiver of certain conditions and subject to certain terms set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (the "Surviving Corporation") as a wholly owned subsidiary of Parent. The Schedule 14D-1 states that the address of the principal executive offices of Parent and Purchaser is 600 Third Avenue, New York, New York 10016. A copy of the press releases issued separately by the Company and Parent on December 3, 1998 are filed as Exhibits 2 and 3 hereto and incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of Parent or Purchaser.

     Employment and Indemnity Agreements and Compensation Arrangements. Certain contracts, arrangements and understandings between the Company and certain of its directors and executive officers are described within the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder attached as Annex A hereto, which descriptions are incorporated herein by reference.

     The Merger Agreement. The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

     The Offer. The Merger Agreement provides for the commencement of the Offer as soon as practicable after the date of the Merger Agreement, but in no event later than five business days from the date of the execution of the Merger Agreement. The obligations of Purchaser to accept for payment, purchase and pay for any and all shares validly tendered on or prior to the expiration of the Offer and not withdrawn are subject to the satisfaction or waiver of certain conditions (the "Offer Conditions") set forth below under "Offer Conditions." Purchaser has expressly reserved the right, in its sole discretion, to waive any of such conditions and make any other changes in the terms and conditions of the Offer; provided, however, under the terms of the Merger Agreement, without the written consent of the Company, Purchaser will not amend or waive the Minimum Condition (as defined in the Offer to Purchase), decrease the price per Share payable in the Offer, change the form of consideration payable


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

in the Offer (other than by adding consideration), reduce the maximum number of Shares to be purchased in the Offer, or impose conditions to the Offer in addition to those set forth in the Merger Agreement which are materially adverse to the holders of Shares. Purchaser shall have no obligation to pay interest on the purchase price of tendered shares, including in the event Purchaser exercises its right to extend the period of time during which the Offer is open. The rights reserved by Purchaser as set forth in the Schedule 14D-1 are in addition to Purchaser's rights to terminate the Offer upon the failure of the Offer Conditions in Section 15 of the Offer to Purchase to be satisfied on the Expiration Date. Purchaser covenants and agrees that, subject to the terms and conditions of the Merger Agreement, including the Offer Conditions, it will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as promptly as reasonably practicable. Notwithstanding the foregoing, (x) at each scheduled expiration date of the Offer prior to the date 90 days from the date of the Merger Agreement, if any of the Offer Conditions shall have not been satisfied or waived, Purchaser shall extend the Offer until the date on which such conditions are then reasonably expected by Purchaser to be satisfied, (y) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer and (z) Purchaser may extend the Offer up to the tenth business day beyond the latest expiration date that would otherwise be permitted under clauses (x) and (y) of this sentence. The initial expiration date of the Offer shall be 20 business days from the commencement of the Offer in accordance with applicable law. Subject to the terms of the Offer, including the Offer Conditions, Purchaser will accept for payment, purchase and pay for all Shares validly tendered and not withdrawn as soon as it is permitted to do so under applicable law.

     The Minimum Condition requires that at least that number of Shares which, together with any Shares owned by L-3 Communications Holdings, Inc., Parent or Purchaser, or any controlled entity thereof, constitutes at least a majority of the voting power (determined on a fully-diluted basis) on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or in a merger shall have been validly tendered and not withdrawn prior to the expiration of the Offer.

     Offer Conditions. The Merger Agreement provides that, notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) a number of Shares which, together with any Shares owned by Holdings, Parent or Purchaser, or any controlled affiliate thereof, constitutes at least a majority of the voting power (determined on a fully-diluted basis), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or in a merger shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer, (ii) Purchaser shall have not received the consent of the Required Lenders (as defined in the Merger Agreement) to the transactions contemplated by the Merger Agreement under (x) the Revolving Credit Facility as defined in the Merger Agreement and
(y) the Revolving 364 Day Facility (as definied in the Merger Agreement), or
(iii) at any time on or after December 3, 1998 and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred or Purchaser makes a good faith determination that any of the following conditions has occurred:

     (a) there shall have been instituted and pending any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency which could reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise directly or indirectly restraining or prohibiting or making materially more costly the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser or any of its affiliates, the consummation of any of the transactions contemplated by the Merger Agreement or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or Parent, Purchaser or any of Parent's affiliates of all or any material portion of the business or assets of the Company or any of its subsidiaries or Parent, or any of its affiliates, or compelling Parent, Purchaser or any of Parent's affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries or Parent, or any of its affiliates, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming limitations on the ability of Parent, Purchaser or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, including without limitation the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) requiring divestiture by Parent or Purchaser or any of their affiliates of any Shares;

     (b) there shall have occurred any fact that had or could reasonably be expected to have a Material Adverse Effect (as defined below);

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Merger Agreement, (iii) any material adverse change or any existing or threatened condition, event or development involving a prospective material adverse change in United States or other material international currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or any other event that, in the reasonable judgment of Purchaser, could reasonably be expected to materially adversely affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (except for any such event involving Iraq) or having a Material Adverse Effect or materially adversely affecting (or material delaying) the consummation of the Offer or (vii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

     (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, or (ii) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries;

     (e) any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, in each case as if such representations and warranties were made at the time of such determination, except where the failure of any such representations and warranties to be true and correct would not have a Material Adverse Effect or would make materially more costly the making of the Offer or the acceptance for payment of, or payment for, some or all of the Shares by Purchaser or any of its affiliates;

     (f) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

     (g) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company; or

     (h) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer, and any applicable waiting periods under any material foreign statutes or regulations, shall not have expired or been terminated, or any material approval, permit, authorization or consent of any domestic or foreign governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) shall not have been obtained on terms satisfactory to the Parent in its reasonable discretion;

which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates other than a breach of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     The Merger. The Merger Agreement provides that, at the Effective Time (as defined in the Merger Agreement) and subject to the conditions set forth therein (including the Offer Conditions) and in accordance with the provisions of the Maryland General Corporation Law (the "MGCL"), Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). At Parent's election (provided, that such election shall not adversely affect the ability of the Company to consummate the transactions contemplated by the Merger Agreement, and provided, further, that the Company shall not be deemed to have breached any of its representations or warranties therein if and to the extent such breach results from such election), the Merger may alternatively be structured so that (i) the Company and/or its subsidiaries are merged with and into Parent, Purchaser or any other direct or indirect subsidiary of Parent or (ii) any direct or indirect subsidiary of Parent other than Purchaser is merged with and into the Company.

     Articles, By-laws, Directors and Officers. The Merger Agreement provides that at the Effective Time and without any further action on the part of the Company and Purchaser, the Articles of Amendment and Restatement of the Company, as amended (the "Articles"), as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Corporation until thereafter and further amended as provided therein and under the MGCL. At the Effective Time and without any further action on the part of the Company and Purchaser, the By-Laws of the Purchaser shall be the By-Laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Articles of the Surviving Corporation and as provided by law. The Merger Agreement further provides that the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

     Conversion of Securities. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent or Purchaser and any held by stockholders who have not voted in favor of or consented to the Merger and who have properly demanded appraisal of their Shares in accordance with Section 3-203 of the MGCL


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(the "Dissenting Shares")) shall be cancelled, extinguished and converted into the right to receive the Merger Consideration, without interest, upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement, less any withholding taxes required under applicable law.


     Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of identical common stock of the Surviving Corporation.

     Conversion of Employee Options. Immediately prior to the Effective Time, each outstanding employee stock option and any related stock appreciation right (together, an "Employee Option"), whether or not then exercisable, shall be cancelled by the Company (provided that with respect to the 3,300 Shares (the "1988 Options") subject to stock options issued pursuant to the Incentive Stock Option Plan of 1988, such 1988 Options, to the extent permitted, shall be cancelled by the Company and otherwise the Company shall use its reasonable good faith efforts to cancel the 1988 Options), and the holder thereof shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Surviving Corporation in consideration for such cancellation an amount in cash equal to the product of (a) the number of Shares previously subject to such Employee Option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Employee Option.

     Appraisal Rights. The Merger Agreement provides that so long as the Shares are listed on the Nasdaq National Market ("Nasdaq") on the record date for the determination of stockholders entitled to vote on the Merger with respect to mergers other than mergers pursuant to Section 3-106 of the MGCL or a merger of a 90 percent owned subsidiary with or into its parent or the date notice is given or waived under Section 3-106 of the MGCL in connection with a merger of a 90 percent owned subsidiary with or into its parent as the case may be (as applicable, the "Appraisal Date"), no stockholder of the Company shall have any rights under Title 3, Subtitle 2 of the MGCL as a result of the transactions contemplated by the Merger Agreement or the Tender Agreement.

     However, the Merger Agreement also provides that if the Shares are not listed on Nasdaq on the Appraisal Date, Dissenting Shares shall not be converted into the right to receive the Merger Consideration, but shall be entitled to receive the consideration as shall be determined pursuant to Title III, Subtitle 2 of the MGCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the MGCL, such holder's Shares shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration, without any interest thereon.

     Conduct of Business Pending the Merger. The Company has agreed that, during the period from the date of the Merger Agreement until the time persons nominated by Parent or Purchaser constitute a majority of the Company's Board of Directors, except pursuant to the terms of the Merger Agreement or as disclosed in the Company's forms, reports, statements and documents filed with the Commission prior to the date of the Merger Agreement, or unless Purchaser shall otherwise agree in writing, the businesses of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance in all material respects with applicable laws. The Company has also agreed that the Company and its subsidiaries shall use their reasonable good faith efforts during such period to preserve substantially intact the business organization and assets of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries, and to preserve their present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.

     By way of amplification and not limitation of the foregoing paragraph, the Company also has agreed that the Company and its subsidiaries shall refrain from directly or indirectly taking various actions without the Parent's consent until the time persons nominated by Parent or Purchaser constitute a majority of the Company's Board of Directors. These prohibitions cover, among other things, limitations on making changes to their organizational documents, selling their capital stock or their property or

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assets, declaring or paying any dividend or other distribution, making changes in their capital stock, engaging in any material corporate transaction, including acquisitions and dispositions, incurring debt beyond specified limits, amending contracts and making capital expenditures beyond specified limits, increasing the compensation payable to its directors, officers and employees (except to the extent required under existing plans or agreements), increasing or granting any severance or termination pay (except to the extent required, subject to certain limits, under existing policies or agreements), changing accounting or tax policies, settling any litigation beyond specified limits or any litigation which relates to the transactions contemplated by the Merger Agreement, changing the key management structure of the Company or any of its subsidiaries, transferring or granting any rights to intellectual property, adopting a plan of complete or partial dissolution or liquidation, paying or discharging any claims, liabilities or obligations, failing to maintain the existing insurance policies covering the Company and its subsidiaries and taking any actions that would make any of the representations and warranties of the Company contained in the Merger Agreement untrue and incorrect or result in any of the Offer Conditions not being satisfied.

     Stockholders Meeting. Pursuant to the Merger Agreement, the Company, acting through its Board of Directors, shall, if required in accordance with applicable law and the Company's Articles and By-Laws, (i) duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders Meeting") and (ii) subject to its fiduciary duties under applicable law as determined in good faith by a majority of the Disinterested Directors (as defined below) of the Company based on the advice of independent outside legal counsel to the Disinterested Directors, (A) include in the Proxy Statement (as defined below) the unanimous recommendation of the Board of Directors that the stockholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby and, subject to the approval of Robinson-Humphrey, the written opinion of Robinson-Humphrey that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders and (B) use its reasonable good faith efforts to obtain the necessary approval of the Merger Agreement and the transactions contemplated thereby by its stockholders. At the Stockholders Meeting, Parent and Purchaser shall cause all Shares then beneficially owned by them and their subsidiaries to be voted in favor of approval of the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement provides that, notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the outstanding Shares, the Company and Parent agree, subject to the provisions of the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 3-106 of the MGCL.

     The Merger Agreement also provides that the Company shall not be required to hold the Stockholders Meeting if the Minimum Condition is not satisfied.

     Proxy Statement. The Merger Agreement provides that, if required by applicable law, as soon as practicable following Parent's request, the Company shall file with the Commission under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and shall use its reasonable good faith efforts to have cleared by the Commission, the Proxy Statement with respect to the Stockholders Meeting (the "Proxy Statement"). Parent, Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Purchaser will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company agrees to use its reasonable good faith efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof filed by it and cause such Proxy Statement to be mailed to the Company's stockholders at the earliest practicable time.

     Company Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall

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be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including either increasing the size of the Company's Board of Directors or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, the Merger Agreement provides that none of Parent, Purchaser or the Company shall take any action to remove or replace any member of the Special Committee (as defined below, see "Item 4, The
Solicitation or Recommendation") after consummation of the Offer and prior to the Effective Time. If at any time prior to the Effective Time there are less than two members of the Special Committee, as constituted on the date of the Merger Agreement (other than upon the resignation of both Disinterested Directors), on the Company's Board of Directors, Parent, Purchaser and the Company shall use all reasonable efforts to ensure that two members of the Company's Board of Directors are Disinterested Directors. In the event that both Disinterested Directors resign from the Special Committee, Parent, Purchaser and the Company shall either (i) use their reasonable efforts to appoint successors as aforesaid or (ii) permit the resigning Disinterested Directors to appoint their successors in their reasonable discretion. The Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. Until Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company shall use its best efforts to ensure that all the members of the Board of Directors and such boards and committees thereof as of the date hereof who are not employees of the Company shall remain members of the Board and such committees. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Articles or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are (a) either members of the Special Committee (as constituted on the date of the Merger Agreement) or (b) are neither designated by Purchaser nor are employees of the Company or any of its subsidiaries (the "Disinterested Directors").

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date thereof to the Effective Time, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents, to afford the officers, employees, auditors and other agents of Parent, and financing sources who shall agree to be bound by the provisions of the Merger Agreement as though a party thereto, complete access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and shall furnish Parent and such financing sources with all financial, operating and other data and information as Parent, through its officers, employees or agents, or such financing sources, may from time to time reasonably request.

     The Merger Agreement further provides that each of Parent and Purchaser will hold and treat and will cause its officers, employees, auditors and other agents to hold and treat in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Purchaser in connection with the transactions contemplated in the Merger Agreement in accordance with the Confidentiality Agreement, dated November 8, 1998, between the Company and Parent, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

     No Solicitation of Transactions. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to the date thereof with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. The Company may, directly or indirectly, furnish information and access, in each case only in response to a request for such information or access to any person made after the date of the Merger Agreement which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date of the Merger Agreement, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company, if such entity or group has submitted a written proposal to the Board relating to any such transaction and the members of the Special Committee, as a result of such proposal, by a majority vote determine, in their good faith judgment, that based on the advice of independent outside legal counsel to the members of the Special Committee, failing to take such action would constitute a breach of the Board of Directors' fiduciary duty under applicable law. The Board of Directors of the Company shall provide a copy of any such written proposal to Parent immediately after receipt thereof, shall notify Parent immediately if any such proposal is made and shall keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Except as set forth above, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser or any designees of Parent or Purchaser) concerning any merger, sale of all or any material portion of the assets, the sale of more than 10% of the outstanding shares of capital stock of the Company or any of its subsidiaries or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company; provided, however, that nothing in the Merger Agreement shall prevent the Board of Directors of the Company from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, further, that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board of Directors by a majority vote determines in its good faith judgment, based on the advice of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of the Board of Director's fiduciary duty under applicable law. The Company has agreed not to release any third party from, or waive any provisions of, (i) any standstill agreement to which the Company is a party (other than for the limited purpose of discussions and negotiations permitted above) and (ii) any confidentiality agreement to which the Company is a party.

     Employee Benefits Matters. The Merger Agreement provides that the Company shall or Parent shall cause the Company and the Surviving Corporation to promptly pay or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans, programs and policies in existence as of the date of the Merger Agreement for all employees (and former employees) and directors (and former directors) of the Company. Parent and the Company agree that the Company and the Surviving Corporation shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect and disclosed to Parent as of the date of the Merger Agreement. Nothing in the Merger Agreement requires the continued employment of any person or prevents the Company and/or the Surviving Corporation from taking any action or refraining from taking any action which the Company could take or refrain from taking prior to the Effective Time.

     Pursuant to the Merger Agreement, Parent shall cause the Surviving Corporation, for the period ending on December 31, 1999, to provide employee benefits under plans, programs and arrangements which, in the aggregate, will provide benefits to the employees of the Surviving Corporation (other than employees covered by a collective bargaining agreement) which are no less favorable than those provided pursuant to the plans, programs and arrangements of the Company in effect on the date of the Merger

Agreement (other than stock-based plans) and employees covered by collective bargaining agreements shall be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement; provided, however, that nothing in the Merger Agreement shall prevent the amendment or termination of any such plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of Parent, the Company or the Surviving Corporation or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law. On and after January 1, 2000, Parent shall provide employees of the Surviving Corporation (other than those covered by collective bargaining agreements) with benefits, in the aggregate, that are no less favorable than those provided to similarly situated employees of subsidiaries of Parent.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present and former officer, director or employee of the Company (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines, reasonable fees, reasonable costs or reasonable expenses, including, without limitation, reasonable attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Party is or was a director, officer or employee of the Company and pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law; provided, that no Indemnified Party may settle any such claim without the prior approval of Parent or the Surviving Corporation (such consent not to be unreasonably withheld). Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation; provided, that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without limiting the foregoing, in the event that any claim, action, suit, proceeding or investigation is brought against an Indemnified Party (whether arising before or after the Effective Time), the Indemnified Parties as a group may retain one counsel (plus appropriate local counsel) satisfactory to Parent or the Surviving Corporation.

     The Merger Agreement also provides that the By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article VIII of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company.

     The Merger Agreement provides that Parent shall, or shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided, that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring at or prior to the Effective Time to the extent available; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend more than an amount per year in excess of 150% of current annual premiums paid by the Company (which the Company represents and warrants to be not more than $140,000) to maintain or procure insurance coverage pursuant to the Merger Agreement; and provided, further, that if the annual premiums of such insurance coverage would exceed 150% of current annual premiums, Parent or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding 150% of current annual premiums. In the event any claim is made against present or former directors, officers or employees of the Company (the "Indemnitees") that is covered or potentially covered by insurance, none of the Surviving Corporation, Parent or any Indemnitee shall do anything that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition thereof.

     The Merger Agreement further provides that (i) Parent and Purchaser acknowledge that the Company is party to indemnification agreements (the "Indemnification Agreements") with each of its current directors, (ii) Parent and Purchaser agree that all rights in favor of such persons under the Indemnification Agreements shall survive the Merger and shall continue in full force and effect and without modification (except for such modifications which would enlarge the rights) after the Effective Time in accordance with the provisions of such Indemnification Agreements, (iii) Parent will cause the Surviving Corporation to comply fully with its obligations under the Merger Agreement and the Indemnification Agreements and (iv) the Company, Parent and Purchaser acknowledge that nothing in Section 6.7 of the Merger Agreement will limit any rights in favor of such persons under the Indemnification Agreements.


     Notification of Certain Matters. Pursuant to the Merger Agreement, the Company shall give reasonably prompt notice to Parent, and Parent shall give reasonably prompt notice to the Company, in each case, after it becomes aware, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respects at or prior to the Effective Time and (ii) any material failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that the delivery of any notice pursuant to the foregoing shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Further Action; Reasonable Good Faith Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall use its reasonable good faith efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable, including, but not limited to (i) cooperation in the preparation and filing of the Offer Documents, the Schedule 14D-9, the Proxy Statement, any required filings under the HSR Act and any amendments to any thereof and (ii) using its reasonable good faith efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and the Tender Agreement and to fulfill the conditions to the Offer and the Merger. Notwithstanding the foregoing, Purchaser and its affiliates shall not be required to divest, or agree to any restrictions with respect to, any of its businesses or assets or the businesses or assets to be acquired in connection with the transactions contemplated by the Merger Agreement. The Company will use reasonable good faith efforts to cooperate with Parent and Purchaser as may be reasonably necessary with respect to consummating the financing for the Offer and the Merger. Parent and Purchaser will use reasonable good faith efforts to obtain the consents as promptly as practicable of the required lenders under Parent's Credit Agreement and 364 day Credit Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement shall use their reasonable good faith efforts to take all such necessary action.

     Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Merger Agreement, including the Offer or the Merger and the Tender Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with its securities exchange.

     Disposition of Litigation. Pursuant to the Merger Agreement, the Company agrees that it will not settle any litigation currently pending, or commenced after the date of the Merger Agreement, against the Company or any of its directors by any stockholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of Parent. Except as permitted by the Merger Agreement, the Company will not voluntarily cooperate with any third party which has sought or may seek after the date of the Merger Agreement to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with Parent and Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

     State Takeover Statutes. The Merger Agreement provides that during the term thereof the Board of Directors of the Company shall not (i) repeal or otherwise alter the resolutions of the Board of Directors that render Section 3-602 of the MGCL (or any similar provision) inapplicable to the Offer, the Merger, the Merger Agreement, the Tender Agreement (as defined below), the other transactions contemplated thereby and any Consensual Transaction and (ii) amend the By-Laws of the Company so as to render Section 3-702(a)(i) of the MGCL (or any similar provision) applicable to the transactions contemplated by the Merger Agreement and the Tender Agreement, including, without limitation, the Offer, or to any Consensual Transaction.

     Stop Transfer Order. The Merger Agreement provides that the Company will instruct the Company's transfer agent that, except as provided in the Tender Agreement, there is a stop transfer order with respect to all of the Shares held by the Stockholders (as defined below under the heading "Tender Agreement") and that the Tender Agreement places limits on the transfer of such Shares.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto. Representations and warranties of the Company include, without limitation, certain matters concerning the Company's capitalization, the Company's authority to execute, deliver and perform under, and the Board of Directors' approval of, the Offer, the Merger, the Merger Agreement, the Tender Agreement and the transactions contemplated thereby (including approvals and amendments so as to render inapplicable limitations on certain business combinations contained in the MGCL), absence of any conflicts with charter documents and contracts, required filings and consents, compliance with law, Commission filings and financial statements, absence of certain changes or events, absence of litigation, employee benefit plans, tax matters, environmental matters, brokers and Year 2000 issues. Some of the representations are qualified by a "Material Adverse Effect" clause. "Material Adverse Effect" means any change or effect that would be materially adverse to the business, operations, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole.

     Representations and warranties of Parent and Purchaser include, without limitation, certain matters relating to their organization and qualification to do business, their authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, their filings with the SEC in connection with the Offer, consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby and, subject to obtaining consents from the Required Lenders (as defined in the Merger Agreement), the availability of funds sufficient to consummate the Offer and the Merger on the terms contemplated thereby.

     Conditions of the Merger. Under the Merger Agreement, the respective obligations of the Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject at the Effective Time to the satisfaction of the following conditions: (a) if required by the MGCL, the Merger Agreement shall have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with the Articles and the MGCL; (b) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired; and (d) Purchaser shall have purchased Shares pursuant to the Offer.

     Termination Events. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company as follows:


     (a) By mutual written consent of Parent, Purchaser and the Company;

     (b) By Parent or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable and, with respect to any court or governmental body located outside the United States, such order, decree, ruling or other action would have a Material Adverse Effect or a material adverse effect on the business, operations, assets, financial condition or results of operations of Parent and its subsidiaries taken as a whole;

     (c) By Parent if due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Purchaser shall have
   (i) terminated the Offer or (ii) failed to pay for Shares pursuant to the Offer within 120 days following the date of the Merger Agreement unless such failure to pay for Shares is a result of the failure of Parent or Purchaser to perform any of its covenants and agreements contained in the Merger Agreement;

     (d) By the Company if (i) (A) Purchaser fails to commence the Offer as provided in the Merger Agreement, (B) Purchaser fails to pay for Shares pursuant to the Offer within 120 days following the date of the Merger Agreement, unless such failure to pay for Shares is the result of the failure of the Company to perform any of its covenants and agreements contained in the Merger Agreement, or (C) Purchaser shall have terminated the Offer or (ii) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide offer to acquire the Company as a result of which a majority of the members of the Special Committee conclude in good faith on the advice of independent outside legal counsel to the members of the Special Committee that termination of the Merger Agreement is necessary in order for the Board of Directors to comply with its fiduciary obligations under applicable law (provided that such termination under this clause (d) shall not be effective until the Company has made payment of the fee, if any, required simultaneous with such termination pursuant to the Merger Agreement); or

     (e) By Parent prior to the purchase of Shares pursuant to the Offer, if
   (i) following any negotiations by the Company with any person (other than Parent or Purchaser) that has proposed a Third Party Acquisition (as defined below), there shall have been a breach of any covenant or agreement on the part of the Company contained in the Merger Agreement such that the conditions set forth in clause (f) of the Offer Conditions and/or the conditions of the parties to consummate the Merger contained in the Merger Agreement would not be satisfied which shall not have been cured prior to the earlier of (A) 10 days following notice of such breach and (B) two business days prior to the date on which the Offer expires, (ii) the Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer or transaction, or shall have resolved to effect any of the foregoing, or (iii) the Minimum Condition shall not have been satisfied by the expiration date of the Offer and on or prior to such date (A) any person (other than Parent or Purchaser) shall have made and not withdrawn a bona fide proposal or public announcement or communication to the Company with respect to a Third Party Acquisition or (B) any person (including the Company or any of its affiliates or subsidiaries), other than Parent or any of its affiliates shall have become the beneficial owner of more than 25% of the Shares.

     In the event of the termination of the Merger Agreement as described above, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as set forth below; provided, however, that nothing therein will relieve any party from liability for any breach of the Merger Agreement.

     Termination Fee and Expenses. (a) If (A) the Company terminates the Merger Agreement pursuant to clause (d)(ii) above, (B) the Company terminates the Merger Agreement pursuant to clause (d)(i)(B) at a time when Parent had a right to terminate the Merger Agreement pursuant to clause (e) above or (C) Parent terminates the Merger Agreement pursuant to clause (e) above (each, a "Fee Termination Event"), then (x) in the event of a termination pursuant to clause
(e)(i) or pursuant to clause (d)(i)(B) at a time when Parent had a right to terminate the Merger Agreement pursuant to clause (e)(i), if the Company or any of its subsidiaries enters into an agreement with respect to a Third Party Acquisition (an "Acquisition Agreement") within 12 months of termination, the Company shall pay Parent $1.25 million simultaneously with the signing of the Acquisition Agreement and an additional $1.25 million on the consummation of a Third Party Acquisition pursuant to such Acquisition Agreement or if a Third Party Acquisition occurs within 12 months of termination without the execution of an Acquisition Agreement, the Company shall pay Parent $2.5 million on the consummation of the Third Party Acquisition and (y) in the event of any other Fee Termination Event, the Company shall pay to Parent a fee, in cash (as a condition and prior to such Fee Termination Event if such event is a termination by the Company and within one business day of such termination if such event is a termination by Parent), of $1.25 million and, if a Third Party Acquisition occurs within 12 months, an additional $1.25 million on the consummation of such transaction. Parent shall not be entitled to a fee under this clause if Parent is in material breach of the Merger Agreement and such breach has not been cured within 10 days following notice of such breach. Notwithstanding the foregoing provisions, the Company in no event shall be obligated to pay to Parent more than $2.5 million pursuant to this clause (a).

     "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer or otherwise by any person or group of persons acting in concert other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 35% or more of the assets of the Company and its subsidiaries, taken as a whole, in one transaction or a related series of transactions; (iii) the acquisition by a Third Party of more than 35% of the outstanding Shares, in one transaction or a related series of transactions; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of 15.0% or more of the outstanding Shares.

     (b) If the Merger Agreement is terminated due to the failure to satisfy the Offer Condition set forth in clause (ii) of the first paragraph of the Offer Conditions, then Parent shall pay to the Company a fee, in cash, of $1.25 million within one business day of such termination; provided that the Company shall not be entitled to a fee under this clause (b) if the Company is in material breach of the Merger Agreement and such breach has not been cured within 10 days following notice of such breach.

     (c) Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

     Tender Agreement. Concurrently with the execution and delivery of the Merger Agreement, the Parent and certain stockholders of the Company (Philip T. Cunningham and certain trusts established by him, Maura Spaeth, Katherine Cunningham and Neal Sanders as agent for Roman Herzig and Gallerie Nissl) holding approximately 43.9% of the issued and outstanding Shares of the Company (the "Stockholders") have contractually agreed with Parent by execution and delivery of that certain Tender Agreement among Parent and the Stockholders dated as of December 3, 1998 (the "Tender Agreement"), among other things, to tender his, her or its Shares in the Offer and not withdraw any Shares so tendered; provided that the Merger Agreement has not been terminated; and provided further that the Stockholders are entitled to receive the same consideration to be received by the other stockholders of the Company in the Offer. Each Stockholder also agrees to, so long as such Stockholder is required to tender his, her or its Shares pursuant to the preceding sentence to (a) vote the Shares in favor of the approval of the Merger Agreement, (b) vote the Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (c) vote the Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. After the date of the Tender Agreement, each Stockholder shall not, so long as such Stockholder is required to tender his, her or its Shares, purport to vote (or execute a consent with respect to) such Shares (other than in accordance with the requirements of the Tender Agreement) or grant any other proxy or power of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into any agreement (other than the Tender Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of such Shares. The Tender Agreement also provides that no Stockholder or any employee, representative or agent thereof, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and its subsidiaries, any affiliate or associate of Parent and its subsidiaries or any designees of Parent or its subsidiaries) concerning any merger, sale of all or any material portion of the assets, sale of shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company; provided, however, that nothing in the nonsolicitation provision of the Tender Agreement shall prevent Mr. Cunningham from taking any action required to be taken by him in his capacity as a director consistent with the requirements of the Merger Agreement. If any Stockholder, or any employee, representative or agent of any Stockholder, receives an inquiry or proposal with respect to the sale of Shares, then such Stockholder shall promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Stockholder shall, and shall cause his, her or its employees, representatives and agents to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

     The Tender Agreement also provides for the payment by the Stockholders to Parent of a Topping Fee (as defined below) as follows:

     (a) In the event that any Topping Fee Event (as defined below) shall occur, each Stockholder shall pay to Parent any Topping Fee due to Parent with respect to his, her or its Shares in connection with such Topping Fee Event. Payment of Topping Fees to Parent shall be due immediately following the consummation of the related Topping Fee Event and shall be payable in immediately available funds by wire transfer to the account designated in writing by Parent; provided, that if the Selling Price is payable in a form other than cash ("Non-Cash Consideration") and the Stockholders are legally prohibited from selling the Non-Cash Consideration into the market, the Stockholders, at their option, may pay a pro rata portion of the Topping Fee in the same form of consideration as the Non-Cash Consideration so long as Parent is granted registration rights with respect to the Non-Cash Consideration on terms no less favorable than the registration rights, if any, granted to any of the Stockholders. For the avoidance of doubt, the Tender Agreement provides that Topping Fees shall be payable, from time to time, upon the occurrence of each Topping Fee Event.

     (b) For purposes of the Topping Fee provisions of the Tender Agreement, the following terms shall have the following meanings:

         "Initial Amount" shall equal $0.50, as adjusted from time to time in accordance with the Tender Agreement.

         "Selling Price" shall mean the consideration per share (whether cash or non-cash) to be received by any Stockholder in connection with a Topping Fee Event; provided that if the consideration received by such Stockholder in connection with a Topping Fee Event shall be other than cash, (i) in the case of securities listed on a national securities exchange or traded on Nasdaq, the per share value of such consideration shall be equal to the closing price per share listed on such national securities exchange or Nasdaq on the date the Topping Fee Event is consummated and (ii) in the case of consideration in a form other than such securities, the per share value shall be determined in good faith as of the date the Topping Fee Event is consummated by Parent and the Stockholders, or, if Parent and the Stockholders cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties, which determination shall be conclusive for all purposes of the Tender Agreement.

         "Set Amount" shall equal $5.50, as adjusted from time to time in accordance with the Tender Agreement.

         "Topping Fee" shall mean a fee payable by a Stockholder to Parent equal to the product of (i) the number of Shares directly or indirectly sold or disposed by such Stockholder or otherwise in respect of which such Stockholder is entitled to receive consideration and (ii) (A) if the Selling Price is less than or equal to the Set Amount, the Selling Price less $5.00 or (B) if the Selling Price is greater than the Set Amount, the sum of (1) the Initial Amount plus (2) 50% of the excess of the Selling Price less the Set Amount.

         "Topping Fee Event" shall mean (a) direct or indirect sale or other disposition by any Stockholder of his or its Shares, (b) a merger or consolidation of Company or any of its subsidiaries (or similar transaction) with or into another person, (c) a sale or other disposition of all or substantially all of the assets of Company and/or its subsidiaries (whether in one or more transactions) or (d) any other extraordinary transaction involving Company or any of its subsidiaries or any of their respective assets, in each case, in which any Stockholder is entitled to receive, cash or non-cash consideration with respect to any of his or its Shares, provided that such sale, other disposition, merger, consolidation or other extraordinary transaction is consummated (or a definitive written agreement with respect thereto is entered into) within twelve (12) months after any Fee Termination pursuant to the Merger Agreement, provided further that any of the transactions described in clauses (a)-(d) above that involve Parent or any of its subsidiaries shall not be deemed to constitute a Topping Event.


ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the terms of the Offer and the Merger as set forth in the Merger Agreement are fair to, and in the best interests of, the Company's stockholders. For the reasons set forth below, the Board of Directors unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background; Reasons for the Recommendation. In late September 1998, the Company received indications of interest from two financial buyers regarding potential business combinations with the Company. The financial buyers each proposed acquiring the Company for approximately $4.50 per Share. Each proposal required that Philip T. Cunningham, Chairman of the Board of Directors, participate as an investor along with the buyer in the acquisition of the Company.

     On September 28, 1998, the Board of Directors met to discuss the potential business combinations described above and the possibility that under such proposals, Mr. Cunningham would be an investor in such transactions. As a result of the potential conflicts of interest created by Mr. Cunningham's possible participation in such transactions, the Board of Directors appointed
H. Brian Thompson and Gregory W. Fazakerley to a committee of independent directors not affiliated with Mr. Cunningham and not employed by the Company (the "Special Committee") to consider any proposal for a business combination with the Company and to make a recommendation to the Board of Directors for consideration and action by the Board of Directors. The Board of Directors further authorized the Special Committee to engage independent legal counsel and a financial advisor to advise the Special Committee.

     On October 5, 1998, the Special Committee retained Dewey Ballantine LLP ("Dewey Ballantine") to act as legal advisor to the Special Committee. Dewey Ballantine reviewed with the Special Committee the purpose and function of the Special Committee and the fiduciary duties of the members of the Special Committee to the stockholders of the Company. The Special Committee interviewed a number of investment banking firms. On October 19, 1998 the Special Committee retained The Robinson-Humphrey Company, LLC ("Robinson-Humphrey") to act as financial advisor to the Special Committee, based in part on Robinson-Humphrey's familiarity with (and prior engagements by) the Company. The Company and Robinson-Humphrey thereafter terminated existing arrangements between them relating to financial advisory services.

     During the week of October 19, 1998, the Special Committee met on several occasions with its financial and legal advisors. The Special Committee discussed the status of contacts with the two financial buyers who had submitted indications of interest. The Special Committee reviewed with Robinson-Humphrey various alternatives for soliciting other potential purchasers. At the conclusion of those discussions, the Special Committee directed Robinson-Humphrey to continue discussions with interested parties while simultaneously contacting a number of financial buyers and strategic partners to gauge their interest in acquiring the Company.

     In mid October 1998, Michael E. Jalbert, President and Chief Executive Officer of the Company called Robert V. LaPenta, President and Chief Financial Officer of Parent to discuss the prospect of a transaction between the Company and Parent. On October 24, 1998, Mr. Jalbert and Mr. LaPenta met to discuss further the prospect of a transaction between the Company and Parent.

     On November 2, 1998, Messrs. Jalbert, LaPenta, Lanza and Cunningham met to further explore a potential business combination between Parent and the Company. Later that day, Mr. Jalbert met with a potential financial buyer. Mr. Jalbert advised Robinson-Humphrey of these contacts so that Robinson-Humphrey could pursue further discussions with these parties.

     On November 5, 1998, the Special Committee met with its financial and legal advisors to discuss the status of contacts with potential acquirors, including Parent. Robinson-Humphrey advised the Special Committee that it had made preliminary inquiries of approximately 25 potential acquirors about the Company, but none of those parties had made a proposal to acquire the Company. Later that day, Parent presented the Special Committee with a proposal to acquire all of the Shares of the Company for $4.75 per Share, subject to certain conditions and including a request that the Company negotiate exclusively with Parent for a period of time regarding a potential transaction. That same day the Special Committee met with its financial and legal advisors to consider Parent's proposal and determined that the price offered by Parent was not acceptable and that Robinson-Humphrey should negotiate with Parent to obtain a better offer and to indicate to Parent that the Company was not prepared to enter into exclusive negotiations.

     On November 6, 1998, the Special Committee met with its financial and legal advisors to discuss the status of Robinson-Humphrey's negotiations with Parent and the status of contacts with other potential acquirors. Robinson-Humphrey reported that Parent was prepared to consider increasing its offer to $5.00 per Share, subject to certain conditions. The Special Committee instructed Robinson-Humphrey to continue to solicit and entertain offers from other potential acquirors.

     Parent executed a confidentiality agreement with the Company on November 8, 1998 and commenced its due diligence review of the Company the following day. Over the course of the next several days, representatives of Parent and counsel to Parent met with members of senior management of the Company and reviewed certain information regarding the Company.

     On November 11, 1998, counsel to Parent delivered drafts of the Merger Agreement and Tender Agreement to counsel to the Company and to counsel to the Special Committee.

     On November 13, 1998, the Special Committee met with its financial and legal advisors to discuss a financial analysis of the Company prepared by Robinson-Humphrey. Robinson-Humphrey also reviewed with the Special Committee the status of discussions with Parent and with other potential bidders. The Special Committee also discussed the terms of the draft transaction documents with Dewey Ballantine. The Special Committee considered: (i) the terms of the draft Tender Agreement pursuant to which Parent proposed to acquire an option on Mr. Cunningham's Shares and thus control such Shares even if the Merger Agreement was terminated, which would effectively preclude a third party from making an alternative proposal to acquire the Company; (ii) that the transaction was conditioned on Parent obtaining consents of its lenders and Parent's satisfaction of further due diligence; (iii) the circumstances under which the Company could negotiate with third-parties with respect to alternative proposals to acquire the Company; and (iv) the amount of the proposed termination fee and the circumstances under which the proposed termination fee would be required to be paid. The Special Committee concluded that the terms of the draft Merger Agreement and draft Tender Agreement were not acceptable and authorized its legal and financial advisors to negotiate with respect to these issues, in addition to the proposed offer price, with Parent and its counsel. The Special Committee also instructed Robinson-Humphrey to continue to assist other parties with their due diligence review of the Company and to continue to contact other potentially interested parties.

     Later that day, Dewey Ballantine and Robinson-Humphrey had discussions with Parent regarding the proposed offer price and the major issues presented by the draft agreements. Parent indicated a willingness to consider the Special Committee's objections to the terms of draft agreements, but Parent stated it would not consider a price in excess of $5.00 per share.

     Over the next two weeks, representatives of the Special Committee, the Company and Parent discussed the Special Committee's proposed revisions to the draft agreements. As a result, Parent agreed (i) to eliminate the proposed option in the Tender Agreement; (ii) to eliminate the conditioning of the transaction on the completion of due diligence; (iii) to decrease the termination fee payable to Parent to $1.25 million upon termination and $1.25 million upon consummation of an alternative transaction; (iv) to provide for payment of a fee of $1.25 million by Parent to the Company in the event that the Merger Agreement was terminated due to the failure of Parent to obtain the consent of its lenders; and (v) to an exception under certain circumstances to restrictions on the Company's ability to negotiate with third-parties with respect to alternative proposals to acquire the Company. Parent's representatives indicated their belief that the consent of Parent's lenders would be obtained and agreed to make a representation to that effect in the Merger Agreement. See "Representations and Warranties" above.

     During two meetings in mid-November, the Special Committee was informed by Robinson-Humphrey of two other indications of interest: an offer by a financial buyer of $4.00 per Share in cash plus a pro rata portion per Share of 15% ownership of the entity purchasing the Company and another proposal to acquire the Company for $4.50 per Share in cash. The Special Committee directed Robinson-Humphrey to inform these bidders that the indicated prices were unacceptable and to inform these bidders and all other potential bidders to submit proposals to acquire the Company, if any, as soon as possible.

     On November 30, 1998, Robinson-Humphrey reviewed with the Special Committee the financial terms of Parent's offer and the results of the process undertaken by Robinson-Humphrey at the direction of the Special Committee to solicit other third party indications of interest in acquiring the Company. Robinson-Humphrey informed the Special Committee that all of the parties contacted by Robinson-Humphrey either remained committed to their prior proposals or declined to submit a proposal at that time. Robinson-Humphrey reviewed with the Special Committee certain financial considerations relating to Parent's proposal. Robinson-Humphrey then indicated that, assuming no material change in the transaction or in market conditions, it was prepared to deliver an opinion to the Board of Directors to the effect that the $5.00 per Share cash consideration to be received in the Offer and the Merger by stockholders of the Company was fair, from a financial point of view, to such holders. The Special Committee also reviewed with its legal advisor the terms of the proposed Merger Agreement and proposed Tender Agreement. Thereafter, the Special Committee resolved, subject to the final Merger Agreement and Tender Agreement being in substantially the form reviewed and considered by the Special Committee and subject to the delivery of Robinson-Humphrey's opinion, to recommend that the Board of Directors approve the Merger Agreement and the transactions contemplated by the Merger Agreement and the Tender Agreement.

     Later that day, at a meeting of the Board of Directors, the Board of Directors received presentations similar to those delivered earlier to the Special Committee.

     At a meeting of the Board of Directors held on December 2, 1998, Robinson-Humphrey rendered to the Special Committee and the Board of Directors an oral opinion (subsequently confirmed by delivery of a written opinion dated December 3, 1998) to the effect that the $5.00 per Share cash consideration to be received in the Offer and the Merger by stockholders of the Company is fair, from a financial point of view, to such holders. Thereafter, the Board of Directors (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares into the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

     On December 3, 1998, the Merger Agreement and the Tender Agreement were executed and each of the Company and Parent issued a press release announcing the execution of the agreements.

     In reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby, and to recommend that stockholders tender their Shares pursuant to the Offer, and the Board of Directors considered a number of factors, including without limitation the following:

     1. The familiarity of the Board of Directors with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, the nature of the industry in which it operates and presentations by the Company's management and Robinson-Humphrey.

     2. The presentations of Robinson-Humphrey as to various financial matters and the opinion of Robinson-Humphrey to the effect that the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the opinion of Robinson-Humphrey is attached hereto as Annex B and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OPINION OF ROBINSON-HUMPHREY IN ITS ENTIRETY.

     3. The terms and conditions of the Merger Agreement, including, among other things: (a) the structural features of the Offer, which provide for a prompt cash tender offer for all outstanding Shares to be followed, if certain conditions are satisfied, by the Merger (thereby enabling the stockholders to obtain the benefits of the transaction at the earliest possible time); (b) that the provisions of the Merger Agreement enable the Company to provide information and access to unsolicited bidders for the Company, to negotiate (upon receipt of a written proposal) with such bidders if required in the exercise of directors' fiduciary duties, and to terminate the Merger Agreement in response to a bona fide offer to acquire the Company prior to consummation of the Offer (if required in the exercise of directors' fiduciary duties) with the payment of $1.25 million upon termination and $1.25 million upon consummation of an alternative transaction; and (c) that the Company would receive a fee of $1.25 million if the Merger Agreement is terminated due to Parent's inability to obtain the consents of its lenders. See "Item 3. The Merger Agreement."

       4. The terms and conditions of the Tender Agreement. See "Item 3. The Tender Agreement."

     5. The results of the process undertaken by Robinson-Humphrey to identify and solicit third party indications of interest in the Company and the nature of contacts and in certain cases, proposals, received from certain other parties.

     6. The historical trading prices of the Shares and the premium represented by the offer price of $5.00 per share.

     7. The recommendation of the Special Committee as set forth above that the Board of Directors approve the Merger Agreement and the transaction contemplated thereby and the Tender Agreement.

     In light of the number and variety of factors that the Board of Directors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to any of the foregoing factors and, accordingly, the Board of Directors did not do so. In addition, individual members at the Board of Directors may have given different weights to different factors.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Robinson-Humphrey on an exclusive basis to act as financial advisor to the Special Committee for a period of twelve months with respect to a possible sale, merger or other business combination involving the Company. Robinson-Humphrey received (i) a retainer of $25,000 upon its execution of the engagement letter and (ii) a fee of $250,000 for the fairness opinion delivered by Robinson-Humphrey with respect to the Offer and the Merger. Upon consummation of a business combination, Robinson-Humphrey will receive a fee of 1% of the total consideration involved in the sale of the Company (less any amounts paid to Robinson-Humphrey under (i) and (ii) above). The Company also agreed to reimburse Robinson-Humphrey for its reasonable-out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Robinson-Humphrey and certain related persons and entities against certain liabilities arising out of its engagement.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Other than the execution and delivery of the Tender Agreement as described above pursuant to which certain stockholders of the Company have agreed to take or to refrain from taking certain actions, including without limitation, to tender such stockholders' Shares and not to withdraw any Shares so tendered and to vote in favor of the Merger Agreement (see "Item 3. Indentity and Background" above), during the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, directors, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Prior to entering into the Merger Agreement, the Company had preliminary contacts with other entities that had expressed interest in the Company. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or
(4) any material change in the present capitalization or dividend policy of the Company.

     (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the Offer other than as disclosed in Item 3(b) and Item 4(a) of this statement, that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or
(4) any material change in the present capitalization of dividend policy of the Company.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  1 Agreement and Plan of Merger, dated as of December 3, 1998, by and among Microdyne Corporation, L-M Acquisition Corporation, a Maryland corporation and L-3 Communications Corporation, a Delaware corporation.

  2 Tender Agreement by and among L-3 Communications Corporation, Philip T.
    Cunningham, the Successor Trust to Philip T. Cunningham Grantee Retained Annuity Trust #1, Philip T. Cunningham Grantor Retained Annuity Trust #2, Maura Spaeth, Katherine Cunningham and Neal Sanders, as agent for Roman Herzig and Gallerie Nissl dated December 3, 1998.

  3 Letter to Stockholders dated December 9, 1998.*

  4 Opinion of Robinson-Humphrey dated December 3, 1998.*

  5 Press Release issued by Microdyne Corporation on December 3, 1998.

  6 Press Release issued by L-3 Communications Corporation on December 3, 1998.

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1998



                                        Microdyne Corporation


                                        By: /s/ Michael E. Jalbert
                                           ------------------------------------
                                           Michael E. Jalbert
                                           President and Chief Executive
                                           Officer

                                    ANNEX A
                             MICRODYNE CORPORATION
                            3601 EISENHOWER AVENUE
                          ALEXANDRIA, VIRGINIA 22304


       INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 ECHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 9, 1998, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares ("Shares") of common stock, $0.10 par value per share (the "Common Stock"), of Microdyne Corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board of Directors"). The Merger Agreement requires the Company, after the purchase by Purchaser pursuant to its cash tender offer to acquire all of the Shares (the "Offer") of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis, to cause Purchaser's designees (the "Designees") to be elected to a majority of the seats on the Board of Directors as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

     Pursuant to the Merger Agreement, on December 9, 1998, Parent commenced the Offer. The Offer is scheduled to expire on January 7, 1999.

     The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Parent, Purchaser and the Designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of November 30, 1998, there were 50,000,000 shares of Common Stock authorized and 13,111,201 shares of Common Stock issued and outstanding.


                              BOARD OF DIRECTORS


GENERAL

     The Board of Directors is currently comprised of one member who is the principal shareholder and former Chief Executive Officer of the Company (Philip
T. Cunningham), one member who is a former executive officer of the Company (Christopher M. Maginniss), one member who is President and Chief Executive Officer (Michael E. Jalbert) and three non-employee members (Curtis M. Coward, Gregory W. Fazakerley, and H. Brian Thompson).


DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of and payment by Purchaser in accordance with the Offer for Shares representing not less than a majority of the outstanding Shares on a fully-diluted basis, Purchaser shall be entitled to designate such number of directors (rounded to the next whole number) as shall give Purchaser representation on the Board of Directors equal to the percentage of outstanding Shares then beneficially owned by Purchaser and, upon such designation, the Company shall promptly take all action necessary, including, if necessary, increasing the size of the Board of Directors or securing the resignation of some of its incumbent directors, to enable the Designees to be so elected to the Board of Directors.

     Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of Parent listed in Schedule I attached hereto. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director if so designated. The business address of Parent and Purchaser is 600 Third Avenue, New York, New York 10016.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully-diluted basis and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board of Directors.


DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The names, ages and principal occupation for the past five years and directorships of the Company's directors and executive officers are as follows:



DIRECTORS

     The following table sets forth, for each director, the director's age, position held with the Company, and the date such person became a director of the Company. Following the table is a brief description of each director's principal occupation for at least the past five years.




                                              DIRECTOR
DIRECTOR                              AGE      SINCE     OFFICE HELD WITH COMPANY
----------------------------------   -----   ---------   --------------------------------------
Philip T. Cunningham .............    61       1991      Chairman of the Board
Christopher M. Maginniss .........    62       1991      Director
Curtis M. Coward .................    52       1995      Director
Gregory W. Fazakerley ............    50       1991      Director
H. Brian Thompson ................    59       1991      Director
Michael E. Jalbert ...............    53       1998      President and Chief Executive Officer

     Philip T. Cunningham assumed the offices of Chairman of the Board, President and Chief Executive Officer of the Company in June 1991 upon the merger of Federal Technology Corporation (FTC) and the Company ("the Merger"). Prior to the Merger, Mr. Cunningham had served as President and Chairman of the Board of FTC since its inception in 1984. Mr. Cunningham holds an M.B.A. degree from Harvard Business School and a B.S. from Holy Cross College. As of March 10, 1997, Mr. Cunningham relinquished his positions of President and Chief Executive Officer of the Company, and now serves only as Chairman of the Board.


     Christopher M. Maginniss has served as Executive Vice President of the Company since June 1991, and as Treasurer from June 1991 through March 1998. In March 1997, Mr. Maginniss was named President -- Support Services Division. Mr. Maginniss had served as Executive Vice President of FTC from June 1987 until the Merger. Mr. Maginniss resigned from the company as of September 30, 1998. He holds an M.S. degree from the U.S. Naval Post Graduate School and a B.A. from Colby College.

     Curtis M. Coward has been a Partner in the law firm of McGuire, Woods, Battle & Boothe LLP, McLean, Virginia since 1986. He is also special counsel to the government of the Republic of Kazakhstan. Previously, Mr. Coward was President and Chief Executive Officer of Air Virginia/AVAIR from 1982 to 1986 and was Chairman of the Board of Directors of the Regional Airline Association in 1985. He is a Director of the Atlantic Council of the United States and trustee of the U.S. Naval Academy Foundation. Mr. Coward holds a J.D. from the College of William and Mary and a B.A. from Denison University.

     Gregory W. Fazakerley is Chairman and Chief Executive Officer of Development Resources, Inc., a Washington, D.C.-based real estate development firm. Mr. Fazakerley is the managing general partner of C/G Investments, a real estate partnership; a member of the Board of Directors of the District of Columbia Building Industry Association; and a member of the Board of Directors of the YMCA of the Greater Metropolitan Washington area. Mr. Fazakerley is a graduate of the American University in Washington, D.C.

     H. Brian Thompson is Vice Chairman of Qwest Communications International, a worldwide long distance telecommunications company with corporate headquarters in Denver, Colorado. Previously, Mr.

Thompson served as Chairman of the Board and Chief Executive Officer of LCI International, as Executive Vice President of MCI Communications Corporation, as the President of Subscription Television of America, and spent nine years with McKinsey and Company, an international management consulting firm. He is a director of Bell Canada International, Comcast UK Cable Partners and Golden Books Family Entertainment Inc. Mr. Thompson is a trustee of Capitol College, a commissioner of the Global Information Infrastructure Commission, and a member of the Listed Company Advisory Committee of the New York Stock Exchange Board of Directors. Mr. Thompson holds an M.B.A. from Harvard Business School and a B.S. from the University of Massachusetts.

     Michael E. Jalbert was named President and Chief Executive Officer of Microdyne on March 10, 1997. Prior to joining Microdyne, Mr. Jalbert was President and Chief Executive Officer from 1995 to 1997 of IDB Communications, a Bethesda, Maryland satellite service communications provider. From 1992 to 1995, Mr. Jalbert was President of the CSD division of Diversey Corporation, a Chemical manufacturer based in Livonia, Michigan. Mr. Jalbert joined the Diversey Corporation from West Chemical Corporation, a specialty chemical manufacturing company based in Princeton, New Jersey, where he was President and Chief Operating Officer from 1987 to 1992. Mr. Jalbert attended the Executive Program at the University of Virginia's Darden School of Business in 1976 and holds a B.S. from the Loyola-Concordia University which he received in 1967.



EXECUTIVE OFFICERS

     The current executive officers of the Company are: Michael E. Jalbert, President and Chief Executive Officer; Massoud Safavi, Vice President, Chief Financial Officer, and Treasurer; George Spiczak, Vice President -- Corporate Resources; Robert Andrews, President -- Microdyne Communication Technologies Inc.; John Oakes, President -- Microdyne Outsourcing Inc.; and James Ridgell, Chief Operating Officer -- Advanced Technology Group.

     There are no family relationships among any of the executive officers, directors, or persons nominated to become directors of the Company. The executive officers are chosen annually at the first meeting of the Board of Directors following the annual meeting of stockholders and serve for one year and until their successors are chosen and qualify.

     The previous identification of directors sets forth the age and business experience of, and certain other information regarding, Mr. Jalbert.

     Massoud Safavi, 45, has served as the Chief Financial Officer for Microdyne since June 26, 1997. Prior to joining Microdyne, Mr. Safavi spent nine years with UNC, Inc. where he served as Assistant Treasurer, division Chief Financial Officer, as well as the Director of Audit. Mr. Safavi is a C.P.A. and C.M.A. He also holds a B.S. from the University of Pennsylvania's Wharton School of Business and an M.B.A from the University of Chicago's Graduate School of Business.

     George R. Spiczak, 52, has served as Vice President -- Corporate Resources since June 2, 1997. Before joining Microdyne, Mr. Spiczak was Director of Human Resources, Mid-Atlantic Region, for the Turner Construction Company. For 28 years, Mr. Spiczak served in the U.S. Army, where he retired with the rank of Colonel. Mr. Spiczak holds a B.S. in aviation management from Embry-Riddle Aeronautical University and an M.S. in Public Administration from Shippensburg State University.

     Robert Andrews, 44, joined Microdyne on March 16, 1998 as President -- Microdyne Communication Technologies Inc. Before joining Microdyne, Mr. Andrews spent five years with ICG Communications, Inc., where he served has Senior Vice President -- Strategic Planning, President -- ICG Satellite Services, Vice President, Finance -- ICG Satellite Services, and Director of Corporate Finance and Budgets. Mr. Andrews holds an M.B.A and B.S.B.A. from the University of Denver.

     John Oakes, 55, joined Microdyne on June 29, 1998 as President -- Microdyne Outsourcing Inc. Before joining Microdyne, Mr. Oakes spent eight years with Teleserve Corporation, where he served as President and Chief Executive Officer. Mr. Oakes holds a B.S. in foreign service from Georgetown University.

     James Ridgell, 52, joined Microdyne on August 17, 1998 as Chief Operating Officer -- Advanced Technology Group. Before joining Microdyne, Mr. Ridgell served as Director of Systems Development and Test at Raytheon Systems Inc. from 1997 to 1998, as Vice President of Operations at IDB Mobile Communications, Inc. from 1995 to 1997, and as General Manager at Hughs Link Corporation from 1991 to 1995. Mr. Ridgell holds an M.S. in Electrical Engineering from Johns Hopkins University and a B.S. in Electrical Engineering from the University of Maryland.


BOARD MEETINGS AND COMMITTEES

     During the period commencing September 29, 1997 and ending on September 30, 1998 (fiscal 1998), there were eight meetings of the Board of Directors of the Company (including seven regular meetings and one special meeting). During such period, each of the incumbent Directors attended all of the Board meetings held while he was a director, except Mr. Thompson who was not able to attend two meetings, and all committee meetings held while he served on such committees.

     Messrs. Fazakerley (Chairman), Coward, and Thompson serve as members of the Audit Committee of the Board of Directors of the Company. The Audit Committee held one meeting during fiscal 1998. The Audit Committee is responsible for recommending and selecting the appointment of outside auditors, reviewing financial reports of the Company and performing such other functions as directed from time to time by the Board.

     Messrs. Thompson (Chairman), Coward, and Fazakerley serve as members of the Compensation and Governance Committee of the Company. The Compensation and Governance Committee held one meeting during fiscal 1998. The Compensation Committee is responsible for considering compensation of officers of the Company.

     Messrs. Fazakerley (Chairman) and Thompson serve as members of the Independent Committee of the Board of Directors of the Company. This special committee was formed for the purpose of considering and/or making recommendations to the Company's Board of Directors with respect to possible transactions involving the Company. The committee held one meeting during the fiscal year ended September 30, 1998.

     The Board of Directors currently does not have a standing nominating committee or a committee performing similar functions.


DIRECTORS COMPENSATION

     Directors of the Company who are not also officers receive $1,000 per each Board or committee meeting attended, whether regularly scheduled or special; $1,000 for telephone meetings; and reimbursement of reasonable expenses incurred in attending meetings. Directors who are not also executive officers receive, in addition to the foregoing fees and expense reimbursements, a quarterly fee of $4,000.


LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Sections 2-405.2 and 2-418 of the Maryland General Corporation Law ("MGCL") give Maryland Corporations broad powers to indemnify their present and former directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and permits a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

     As permitted by Section 2-405.2 and 2-418 of the MGCL, Article NINTH of the Articles provides that the Company's directors and officers shall be liable to the Company only if it is proven that the director or officer actually received an improper benefit or profit or if an adverse judgment or final adjudication is entered against such director or officer based on a finding that the director's or officer's action or failure to act giving rise to liability was the result of active or deliberate dishonesty. Similarly, Article VIII of the Bylaws provides for the indemnification by the Company of its directors, officers, employees and agents against liabilities and expenses incurred in connection with actions, suits or proceedings brought against them by a third party or in the right of the Corporation by reason of the fact that they were or are such directors, officers, employees or agents.

     The Company has entered into agreements to indemnify its directors in addition to the indemnification provided for in the Bylaws. These agreements, among other things, will indemnify the Company's directors for certain expenses (including attorneys' fees) and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director of the Company to the fullest extent permitted by applicable law.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of December 3, 1998, the number of shares and percentage of the Common Stock owned by all persons known by the Company to own beneficially more than 5% of the Common Stock, by each director, by each executive officer named in the Summary Compensation Table, and by all directors and executive officers as a group. This information has been obtained in part from such persons and in part from the Company's records. Each person has sole voting and investment power with respect to the shares indicated except for shares which may be acquired upon exercise of options and as otherwise noted.




                                                                                    COMMON STOCK
                                                                         ----------------------------------
NAME                                                                           OWNED (1)         % OF CLASS
----------------------------------------------------------------------   --------------------   -----------
Philip T. Cunningham .................................................         5,001,887 (2)    38.1%
Christopher M. Maginniss .............................................           267,702         1.5%
Curtis M. Coward .....................................................            30,000           *
Gregory W. Fazakerley ................................................            39,667 (3)       *
H. Brian Thompson ....................................................            45,667 (4)       *
Michael E. Jalbert ...................................................           174,646         1.3%
Massoud Safavi .......................................................            22,026           *
George Spiczak .......................................................            17,882           *
Robert Andrews .......................................................             2,000           *
John Oakes ...........................................................                 0           *
James Ridgell ........................................................                 0           *
All directors and executive officers as a group (11 persons) .........         5,551,477        42.3%

State of Wisconsin ...................................................           970,000 (5)     7.4%
Investment Board
P.O. Box 7842
Madison, WI 53707

----------
*     Less than 1%

(1) Includes shares that would be issued pursuant to the exercise of stock options that are able to be exercised within 60 days, as follows: Mr. Maginniss, 151,000 shares; Mr. Coward, 20,000 shares; Mr. Fazakerley, 36,667 shares; Mr. Thompson, 36,667 shares; Mr. Jalbert, 166,668 shares; Mr. Safavi, 16,667 shares; Mr. Spiczak, 16,667 shares.

(2) Includes 621,400 shares held in a trust or which Mr. Cunningham is trustee.

(3) Includes 3,000 shares beneficially owned by a trust for Mr. Fazakerley's son of which Mr. Fazakerley is a co-trustee (Mr. Fazakerley shares voting and dispositive power with respect to such shares).

(4) Includes 5,000 shares directly owned by Mr. Thompson, 2,000 shares beneficially owned by Mr. Thompson's spouse as trustee for Mr. Thompson's son, and 2,000 shares beneficially owned by Mr.

      Thompson's spouse as trustee for Mr. Thompson's daughter. Mr. Thompson disclaims beneficial ownership of the shares held in trust for his son and daughter.

(5) According to a Schedule 13G filed with the Securities and Exchange Commission and received by the Company from the State of Wisconsin Investment Board, this public pension fund has sole voting and investment power with respect to these shares.


CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS


     During October 1997, Microdyne entered into an agreement with Mr. Maginniss. Under the terms of the agreement, the officer exchanged two notes receivable totaling $506,429 for 116,702 shares of Common Stock, upon exercise of certain stock options held by him. The terms of the agreement further stipulate that the officer will repay the Company the full value of the notes receivable due to the Company and any accrued interest thereon no later than October 1, 2000 and that the shares of Common Stock acquired by Mr. Maginniss are pledged as collateral to secure repayment of the notes receivable. The notes receivable have an annual interest rate of 6%. On December 2, 1998, the Board of Directors of the Company authorized and directed that $400,000 of the $506,429 loan then due from Christopher Maginniss be forgiven, effective January 2, 1999, and released Mr. Maginniss from any and all obligation in connection with the amount of such loan forgiven.


     On January 9, 1998, the Company entered into an Agreement and General Release with Christopher Maginniss pursuant to which Mr. Maginniss remained employed with the Company, at an annual salary of $195,000, through September 30, 1998 at which time he retired. Such agreement provides for Mr. Maginniss to receive a guaranteed bonus of $35,000 for 1998, payable in four quarterly installments, and certain "salary continuation" for the following years in the following annual amounts: October 1, 1998 through September 30, 2000 -- $195,000; October 1, 2000 through September 30, 2002 -- $100,000; and October 1, 2002 through September 30, 2004 -- $50,000. The agreement also provides for the continuation of certain benefits to Mr. Maginniss after September 30, 1998.



     As of March 1, 1998, the Company provided a non-interest bearing bridge loan to Mr. Jalbert in the amount of $400,000 for the purchase of his principal residence. $250,000 of the loan is due 60 days after the sale of his current residence, and the remainder of the loan is due in five years. $200,000 of the loan balance was forgiven by the Company in the form of a bonus granted to Mr. Jalbert for the year ended September 30, 1998 (see "Employment and Noncompetition Agreements"). $200,000 of the loan remains outstanding as of the date hereof.


     On November 13, 1998, the Company provided a loan to Mr. Safavi in the amount of $90,000. The note carries a simple interest rate that will be the lowest rate paid by Microdyne during the term of the note. The current interest rate on Microdyne's debt as approximately 7%. The note is due in full no later than December 31, 2001. The entire balance of the loan remains outstanding as of the date hereof.


     Pursuant to the Agreement and Plan of Merger among L-3 Communications Corporation, L-M Acquisition Corporation and the Company dated as of December 3, 1998, options held by employees of the Company are to be cancelled immediately prior to the effective time of the merger contemplated by such agreement and each employee holding such options is to receive cash equal to the excess of $5.00 over the exercise price of such employee's options. As a consequence thereof, each of the following would be entitled to receive the following amounts with respect to such options; Mr. Maginniss -- $61,125; Massoud Safavi -- $28,150; and George Spiczak -- $12,500.

EXECUTIVE OFFICER COMPENSATION


                          SUMMARY COMPENSATION TABLE


     The Summary Compensation Table below sets forth individual compensation information for the Chief Executive Officer and the four other most highly paid executive officers at September 30, 1998, for services rendered in all capacities during the fiscal years ended September 30, 1998, September 28, 1997 and September 29, 1996.




                                                                               LONG-TERM
                                       ANNUAL COMPENSATION                   COMPENSATION
                               -----------------------------------   -----------------------------
                                                                      OTHER ANNUAL       OPTIONS
NAME AND                                                              COMPENSATION       AWARDED
PRINCIPAL POSITION              YEAR     SALARY ($)     BONUS ($)        ($) (1)       (IN SHARES)
----------------------------   ------   ------------   -----------   --------------   ------------
Philip T. Cunningham           1998        184,166             0       200,000 (2)            0
(Chairman, Board of            1997        230,155             0       200,000 (2)            0
Directors, former CEO)         1996        270,625             0       200,000 (2)            0

Michael E. Jalbert             1998        257,019       200,000             0                0
(President and CEO)            1997        129,808       135,000             0                0
                               1996              0             0             0                0

Christopher M. Maginniss       1998        202,501        35,000             0                0
(former EVP and VP -- SSD)     1997        222,708        40,000             0                0
                               1996        225,479             0             0                0

Massoud Safavi                 1998        151,887       103,350             0           50,000
(Vice President and CFO)       1997         36,865        14,000             0           50,000
                               1996              0             0             0                0

George R. Spiczak              1998        131,016        50,380             0           25,000
Vice President -- Corporate
 Resources                     1997         42,000        26,800             0           50,000
                               1996              0             0             0                0

(1) Does not include compensation associated with perquisites because such amounts do not exceed the lesser of either $50,000 or 10% of total salary and bonus disclosed.

(2) Represents payments to Mr. Cunningham pursuant to the Noncompeition Agreement between the Company and Mr. Cunningham dated June 21, 1991 (see "Noncompetition Agreement" below).


     The following table provides information concerning each grant of options to purchase the Company's common stock during fiscal year 1998 to persons named in the Summary Compensation Table. There were no stock appreciation rights
(SARs) granted.


                       OPTION GRANTS IN LAST FISCAL YEAR

                                       NUMBER OF       % OF TOTAL
                                       SECURITIES        OPTIONS
                                       UNDERLYING      GRANTED TO      EXERCISE OR
                                        OPTIONS       EMPLOYEES IN     BASE PRICE     EXPIRATION
NAME                                  GRANTED (#)      FISCAL YEAR      ($/SHARE)        DATE
----------------------------------   -------------   --------------   ------------   -----------
Philip T. Cunningham .............            0              0                0          n/a
Christopher M. Maginniss .........            0              0                0          n/a
Michael E. Jalbert ...............            0              0                0          n/a
Massoud Safavi ...................       50,000            7.4%          $ 4.44        6/30/03
George R. Spiczak ................       25,000            3.7%          $ 4.50        5/31/03

     The following table depicts option exercise activity in the last fiscal year and fiscal year-end option values with respect to each of the executive officers named in the Summary Compensation Table. The value of unexercised in-the-money options at September 30, 1998 equals the market value of the underlying common stock at September 30, 1998 minus the exercise price. The fair market value of Microdyne common stock at September 30, 1998 was $2.6875.


AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED SEPTEMBER 30, 1998 AND
                    SEPTEMBER 30, 1998 OPTION VALUES

                                       NUMBER OF                                        VALUE OF
                                         SHARES                    UNEXERCISED      UNEXERCISED IN-
                                        ACQUIRED        VALUE       OPTIONS AT         THE-MONEY
NAME                                  ON EXERCISE     REALIZED       9/30/98       OPTIONS AT 9/30/98
----------------------------------   -------------   ----------   -------------   -------------------
Philip T. Cunningham .............       None           0            0                     0
Christopher M. Maginniss .........     116,702        $317,429    151,000 E                0
Michael E. Jalbert ...............       None           0         166,668 E                0
                                                                  133,332 U                0
Massoud Safavi ...................       None           0          16,667 E                0
                                                                   83,333 U                0
George R. Spiczak ................       None           0          16,667 E                0
                                                                   58,333 U                0

E  Exercisable

U  Unexercisable



                   EMPLOYMENT AND NONCOMPETITION AGREEMENTS


EMPLOYMENT AGREEMENTS

     Effective June 21, 1991, the date of the merger between the Company and Federal Technology Corporation, the Company entered into an Executive Employment Agreement with Mr. Cunningham. Under the terms of the Executive Employment Agreement, Mr. Cunningham became the Company's Chairman of the Board, President and Chief Executive Officer. The employment agreement had a term of three years with an initial base annual salary of $200,000. On October 24, 1995, the Company entered into a new Executive Employment Agreement with Mr. Cunningham with respect to the same positions at an initial base salary of $275,000, which may be adjusted upward by the Board of Directors. The agreement also provides, among other things, that Mr. Cunningham is eligible to participate in discretionary bonuses authorized and declared by the Board of Directors. Mr. Cunningham's employment could be terminable (i) upon his death or (ii) by the Company in the event he became permanently disabled, in which case Mr. Cunningham would be entitled to certain salary continuation rights. The agreement expires in 1999. On March 10, 1997, Mr. Jalbert assumed the role of President and Chief Executive Officer, formerly held by Mr. Cunningham. As a result, Mr. Cunningham's salary was adjusted to $170,000 annually to reflect compensation for his continuing work as Chairman of the Board of Directors.

     Effective March 10, 1997, the Company entered into an Executive Employment Agreement with Mr. Jalbert which agreement expires in 1999. Under the terms of the Executive Employment Agreement, Mr. Jalbert became the Company's President and Chief Executive Officer. The employment agreement had a term of two years with a base annual salary of $250,000, which may be adjusted upward by the Board of Directors. In addition, the agreement also provided for the grant to Mr. Jalbert of options to purchase 300,000 shares of the Company's stock at a fixed price of $5.00 per share which are exercisable over the next three years and which expire over the next five years. The agreement also provides, among other things, that Mr. Jalbert is eligible to participate in additional stock options and discretionary bonuses authorized and declared by the Board of Directors. Mr. Jalbert's employment could be terminable (i) upon his death or
(ii) by the Company in the event he became permanently disabled, in which case Mr. Jalbert would be entitled to certain salary continuation rights.

     Mr. Jalbert's employment agreement provides that in the event of a change of control of the Company (as defined therein) and in the event of a material change in operations of the Company or Mr. Jalbert's duties or responsibilities and Mr. Jalbert resigns from the Company within one hundred eighty

(180) calendar days after such change in control, Mr. Jalbert shall be entitled to receive certain payments as discussed below. By letter dated October 24, 1998, the Company informed Mr. Jalbert that it had chosen not to renew his employment agreement with the Company beyond its initial term, by which letter the Company, among other things, awarded and confirmed the award of bonuses totaling $200,000.00, Such $200,000.00 bonuses are to be paid to Mr. Jalbert in the form of forgiveness by the Company of like amounts of Mr. Jalbert's indebtedness to the Company (see "Certain Relationships, Transactions and Arrangements"). By letter dated December 2, 1998, the Company confirmed (i) the terms of such $200,000.00 bonus, (ii) Mr. Jalbert's right to receive a $262,500 lump sum "change of control" payment as described and upon satisfaction of those conditions set forth in paragraphs 8(c) and 14 of his employment agreement and (iii) that pursuant to paragraph 1 of his employment agreement and as a consequence of his termination of employment, Mr. Jalbert was entitled to receive from the Company his base salary (to be paid monthly at an annual rate of $262,500) and benefits through November 9, 1999.

     By Letter Agreement dated June 20, 1997, the Company employed Massoud Safavi as its Vice President/Chief Financial Officer. Such letter agreement provided for an annualized salary of $135,000, payable semi-monthly (subsequently increased) and certain benefits generally available to the Company's executive officers. In addition, such agreement provides that that in the event of a change of control of the Company (defined as a replacement of more than half ( 1/2) of the Board of Directors within a one hundred and twenty
(120) calendar day period) and in the event of a material change in operations of the Company or Mr. Safavi's duties or responsibilities and he resigns from the Company within one hundred eighty (180) calendar days after such change in control, Mr. Safavi shall receive a severance benefit equal to twelve months of base salary.


NONCOMPETITION AGREEMENT

     On June 21, 1991, Mr. Cunningham entered into a Noncompetition Agreement with the Company pursuant to which he agreed that, during the term of the agreement, he would not, among other things, participate in any manner described in the agreement in any business which competes with the Company. This Noncompetition Agreement was extended on June 21, 1995 for an additional term of four years. The Noncompetition Agreement also generally prohibits Mr. Cunningham from soliciting business from certain customers and suppliers of the Company and from disclosing certain information about the Company. The Noncompetition Agreement provides for the payment to Mr. Cunningham of $200,000 per year commencing June 21, 1995 and continuing for four years thereafter, unless Mr. Cunningham fails to comply with certain of the covenants set forth in the agreement. Mr. Cunningham is entitled to continue to receive the payments under the Noncompetition Agreement notwithstanding termination of his employment for any reason.


BOARD COMPENSATION COMMITTEE REPORT

     The Company's executive compensation program is administered by the Compensation and Governance Committee of the Board of Directors. The members of the Committee are Messrs. Fazakerley, Coward and Thompson, none of whom is a past or present employee of the Company. There are four primary elements to the executive compensation program: salary, annual bonuses, long-term incentive compensation, and fringe benefits.

     This program is designed to provide a direct relationship between executive compensation and corporate performance. The intent is to enhance stockholder value by means of an executive program that attracts, retains, and rewards executive officers who contribute to the Company's success. The primary quantitative measures of corporate performance are revenues, margins, and earnings per share. The Committee may consider significant qualitative factors such as the achievement of corporate goals and the general business environment.


SALARY

     The Compensation Committee establishes the salary for the top five most highly compensated executives, with the exception of Mr. Jalbert, for which a salary floor is established as part of his Executive Employment Agreement. The Chief Executive Officer sets salary levels for all other executives based on the guidelines set by the Compensation Committee. In all cases, the levels set will be based on the responsibilities and duties of the position, comparative industry salary structure for similar positions, and individual performance. Compensation for specific functional roles such as sales, business development, operations, and finance is based on the Company's overall performance as well as the executive's direct contribution to the corporation. Examples of the factors to be evaluated include divisional sales and contribution goals, development or acquisition of new business or product lines, significant cost reductions resulting in improved profitability, or other similar actions that enhance stockholder value.


PERFORMANCE BONUSES

     The Compensation Committee sets the bonuses for the top five most highly compensated executives. The Chief Executive Officer sets bonus levels for all other executives consistent with individual performance each year. The Company's bonus system is designed to be flexible to meet changes in the Company's needs and the corporate environment. The payment of bonuses is used to motivate employees to produce favorable results.

     The same business factors that are used to establish salary are also used for setting bonuses, but different weight may be applied to various factors in setting bonuses. The Compensation Committee's responsibility is to review annually the measures by which corporate bonuses will be granted.


LONG-TERM INCENTIVE COMPENSATION

     Long-term incentives for executives are provided by grants under the Microdyne Key Employee Stock Option Plan. Stock options and stock ownership serve to align the financial interests of management with those of the stockholders. Stock options provide executives with an incentive to increase the long-term profitability of the Company and the value of its stock. Such options generally will become exercisable over a period of years from the date of grant. The number of options to be granted to any employee is determined by the Compensation Committee based on recommendations from the Chief Executive Officer.


FRINGE BENEFITS AND PERQUISITES

     To provide competitive compensation and to enhance executive performance, the Company provides fringe benefits and perquisites to executives. The fringe benefits are evaluated as part of an executive's overall compensation package, and include those items deemed appropriate for the Company's size and those benefits that are common in the community. In addition to the normal fringe benefits, the Compensation Committee has specifically authorized the following fringe benefits:

     Loans to executives may be made from time to time. In general, loans are limited to short-term bridge loans or to amounts consistent with appropriate executive compensation levels. The loan must provide for reasonable interest and repayment terms. Loans may be authorized by the Chief Executive Officer up to 125% of the executive's salary. Larger loans must be approved by the Compensation Committee.

     Life insurance for executives may be provided on a group or individual basis. Life insurance programs may include key man, group insurance, individual life insurance for estate planning, and split-dollar life insurance. Any life insurance program that involves a substantial expenditure of corporate funds must be approved by the Compensation Committee.


CHIEF EXECUTIVE OFFICER COMPENSATION

     Compensation decisions for all executives, including Mr. Jalbert, are generally based on the criteria described in the above sections. The Committee also considers pertinent industry data on the level of compensation paid to executive officers in other companies, including those of comparable size and which are direct competitors, and of companies that are larger in size but whose markets are the Company's targets for growth.

     The Committee set Mr. Jalbert's salary at $262,500 in fiscal 1998. Mr. Jalbert participates in the Company's stock option program for executives and was granted 300,000 stock options that become exercisable over three years as part of his employment agreement.

     The Internal Revenue Code currently limits the deductibility for federal income tax purposes of compensation paid to the Company's chief executive officer and to each of the other four most highly compensated executive officers. The Company may deduct certain types of compensation paid to any of these individuals only to the extent that during any fiscal year such compensation does not exceed one million dollars. The Compensation Committee believes that such limitation will not apply to the compensation to be paid by the Company to its executive officers for the foreseeable future and no modifications have been made in the Company's compensation programs due to these limits.

                                        H. Brian Thompson, Chairman
                                        Curtis M. Coward
                                        Gregory W. Fazakerley

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Curtis M. Coward, a Director of the Company and a member of the Compensation Committee, is a partner of the law firm McGuire, Woods, Battle & Boothe, LLP, outside corporate counsel to the Company.

                               PERFORMANCE GRAPH

     The graph below compares the performance over a five-year period of the Company's common stock to that of the Russell 2000, a broad market index, and the Russell Technology Group. It assumes that $100 is invested in the Company's common stock, the Russell 2000, and the Russell Technology Group on September 30, 1993, and that all dividends were reinvested. In aggregate, the Company's stock has decreased 42% since September 30, 1993. The Russell 2000 index, compiled by the Frank Russell Company of Tacoma, Washington, shows the total return (share price plus reinvested dividends) of 2,000 publicly-traded small- and mid-capitalization companies. The Russell 2000 has increased 55% over the five-year period ended September 30, 1998. The Russell Technology Group, also compiled by the Frank Russell Company, is a subset of approximately 285 companies within the Russell 2000, and is also a total return index. From September 30, 1993 to September 30, 1998, the Russell Technology Group increased 68%. The Company is a component of both indices.


                               [GRAPHIC OMITTED]




NOTES:

 o Microdyne has not paid dividends during the past five years. Microdyne Corporation data represent the closing prices of the Company's common stock on September 30, 1993 ($4.625, which has been established as 100 on the index) and for September 30, 1994, October 1, 1995, September 29, 1996, September 28, 1997, and September 30, 1998. Those prices and the respective index points are: 1994: $4.75 (103); 1995: $25.375
  (549); 1996: $5.875 (127); 1997: $6.25 (135); 1998: $2.6875 (58). Microdyne
  data provided courtesy of NASDAQ.


 o The Russell 2000 index points are as follows: September 30, 1993: 100; September 30, 1994: 103; October 1, 1995: 127; September 29, 1996: 143;
    September 28, 1997: 191; September 30, 1998: 155. Russell 2000 data provided courtesy of Frank Russell Co.


 o The Russell Technology Group index points are as follows: September 30, 1993: 100; September 30, 1994: 108; October 1, 1995: 176; September 29,
    1996: 187; September 28, 1997: 236; September 30, 1998: 168. Russell
    Technology Group data provided courtesy of Frank Russell Co.


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission and each exchange on which the Company's securities are registered. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all ownership forms they file. Based on a review of such copies and other records available to the Company, to the Company's knowledge, all section 16(a) filing requirements applicable to the Company's directors, officers and greater than ten percent beneficial stockholders were complied with.

                                  SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        PARENT, PURCHASER AND HOLDINGS


     As of the date of this Information Statement, Purchaser has not determined who will be Designees. However, such Designees will be selected from the following list of directors and executive officers of Parent and Holdings upon the purchase by Purchaser pursuant to the Offer of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis. The information contained herein concerning Parent, Holdings and Purchaser and their respective directors and executive officers has been furnished by Parent, Holdings and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.


     The name, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and Holdings and certain other information is set forth below. The business address of each director and executive officer is 600 Third Avenue, New York, New York 10016. Unless otherwise indicated, each occupation described below refers to employment with Parent and Holdings. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, neither Parent nor Holdings, nor any director or executive officer thereof indicated has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.


     Directors and Executive Officers of the Purchaser. The name and position with the Purchaser of each director and executive officer of the Purchaser are set forth below. The other required information with respect to each such person is set forth under "Directors and Executive Officers of the Parent" below. All directors and executive officers listed below are citizens of the United States.




                NAME                                POSITION
                ----                                --------
   Christopher C. Cambria ..........   President, Secretary and Director
   Lawrence W. O'Brien .............   Vice President and Treasurer

     Directors and Executive Officers of the Parent and Holdings. The name, business address, present principal occupation or employment and material occupations, positions, offices or employments during the last five years of each director and executive officer of Parent and Holdings and certain other information are set forth below. The business address of each such director and executive officer is: c/o L-3 Communications Corporation, 600 Third Avenue, New York, New York 10016. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent and Holdings. All directors and executive officers listed below are citizens of the United States.




                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                   AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES
    NAME AND ADDRESS               OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
    ----------------               ---------------------------------------------
DIRECTORS
David J. Brand .........   Director (since 4/97); Managing Director of Lehman Brothers
                           (since 1996); Senior Vice President of Lehman Brothers
                           (1994-1996); Vice President of Lehman Brothers (1991-1994).

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                              AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES
        NAME AND ADDRESS                     OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
        ----------------                     ---------------------------------------------
Thomas A. Corcoran ............   Director (since 7/97); President and Chief Operating Officer of the Electronics Systems Sector of Lockheed Martin (since 3/95);
                                  President of Electronics Group of Martin Marietta Corporation
                                  ( 1993-1995).

Alberto M. Finali .............   Director (since 4/97); Managing Director of Lehman Brothers
                                  (since 1997); Senior Vice President of Lehman Brothers
                                  (1993-1997); Vice President of Lehman Brothers (1989-1993).

Eliot M. Fried ................   Director (since 4/97); Managing Director of Lehman Brothers
                                  (since 1986).

Frank C. Lanza ................   Director; Chairman and Chief Executive Officer (since 4/97);
                                  Executive Vice President of Lockheed Martin and President and
                                  Chief Operating Officer of Lockheed Martin's C(3)I and
                                  Systems Integration Sector (4/96-4/97); President and Chief
                                  Operating Officer of Loral (since 1981).

Robert V. LaPenta .............   Director; President and Chief Financial Officer (since 4/97); Vice
                                  President of Lockheed Martin and Vice President and Chief
                                  Financial Officer of Lockheed Martin's C(3)I and Systems
                                  Integration Sector (4/96-4/97); Senior Vice President and
                                  Controller of Loral (1981-4/96).

Frank H. Menaker, Jr. .........   Director (since 4/97); Senior Vice President and General
                                  Counsel of Lockheed Martin (since 7/96); Vice President and
                                  General Counsel of Lockheed Martin (3/95-7/96); Vice President
                                  of Martin Marietta Corporation (1982-1995); General Counsel of
                                  Martin Marietta (1981-1995).

Robert B. Millard .............   Director (since 4/97); Managing Director of Lehman Brothers
                                  (since 1983).

John E. Montague ..............   Director (since 4/97); Vice President and Chief Financial Officer of Lockheed Martin Global Telecommunications, Inc. (since
                                  8/98); Vice President of Financial Strategies at Lockheed Martin
                                  (since 3/95); Vice President of Corporate Development and
                                  Investor Relations at Martin Marietta Corporation (1991-1995).

John M. Shalikashvili .........   Director (since 8/98); Senior Officer of the United States
                                  Military and Principal Military Advisor to the President of the
                                  United States, the Secretary of Defense and National Security
                                  Council (1993-1997).

Alan H. Washkowitz ............   Director (since 4/97); Managing Director of Lehman Brothers
                                  (since 1978).
OFFICERS

Jimmie V. Adams ...............   Vice President -- Washington D.C. Operations (since 4/97); Vice
                                  President of Lockheed Martin's Washington Operations for
                                  C(3)I and Systems Integration Sector (4/96-4/97); Vice President
                                  of Lorals Washington Operations for C(3)I and Systems
                                  Integration Sector (since 1993).

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                              AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES
        NAME AND ADDRESS                     OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
        ----------------                     ---------------------------------------------
Christopher C. Cambria .........   Vice President -- General Counsel and Secretary (since 6/97);
                                   Associate at Fried, Frank, Harris, Shriver, and Jacobson
                                   (1994-1997); associate at Cravath, Swaine and Moore
                                   ( 1981-1993).

Frank C. Lanza .................   Chairman and Chief Executive Officer.

Robert V. LaPenta ..............   President and Chief Financial Officer.

Robert F. Mehmel ...............   Vice President -- Planning and Assistant Secretary (since 4/97);
                                   Director of Financial Planning and Capital Review for Lockheed
                                   Martin's C(3)I and Systems Integration Sector (4/96-4/97); held several accounting and financial analysis positions at Loral
                                   Electronic Systems (1984-1996).

Lawrence W. O'Brien ............   Vice President -- Treasurer (since 6/97); Vice President and
                                   Treasurer of Pechiney Corporation (since 1981).

Joseph S. Paresi ...............   Vice President -- Product Development (since 4/97); Corporate
                                   Director of Technology for Lockheed Martin's C(3)I and
                                   Systems Integration Sector (since 4/96); Corporate Director of
                                   Technology for Loral (since 1993).

Robert Riscassi ................   Vice President -- Washington D.C. Operations (since 4/97); Vice
                                   President of Land Systems for Lockheed Martin C(3)I and
                                   Systems Integration Sector (4/96-4/97); Vice President of Land
                                   Systems for Lorals C(3)I and Systems Integration Sector (since
                                   1993).

Lawrence H. Schwartz ...........   Vice President -- Business Development (since 5/97); Vice
                                   President of Technology for Lockheed Martin's C(3)I and
                                   Systems Integration Sector (4/96-5/97); Vice President of
                                   Technology at Loral (since 1987).

Michael T. Strianese ...........   Vice President -- Finance and Controller (since 4/97); Vice
                                   President and Controller of Lockheed Martin's C(3)I and
                                   Systems Integration Sector (4/96-4/97); Director of Special
                                   Projects at Loral (1991-4/96).

     Ownership of Shares by Directors and Executive Officers.

     None.

                                    ANNEX B

                      THE ROBINSON-HUMPHREY COMPANY, LLC


CORPORATE FINANCE                                   INVESTMENT BANKERS
DEPARTMENT                                                  SINCE 1894
                               December 3, 1998


Special Committee of the Board of Directors
Board of Directors
Microdyne Corporation
3601 Eisenhower Avenue
Alexandria, VA 22304


Gentlemen:


     We understand that Microdyne Corporation (the "Company"), L-3 Communications Corporation ("Parent") and L-M Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Parent, have entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 3, 1998. Pursuant to the Merger Agreement, (i) Purchaser shall commence an offer (the "Offer") to purchase for cash all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company (the "Common Stock") at a price of $5.00 per share, net to the seller in cash (the "Consideration") and
(ii) subsequent to the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger") and, together with the Offer, the "Transaction") pursuant to which each outstanding share of Common Stock not acquired in the Offer will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.


     We have been requested by the Special Committee of the Board of Directors of the Company to render our Opinion with respect to the fairness to the holders of the Common Stock, from a financial point of view, of the Consideration to be received by such holders in the Transaction.


   In arriving at the Opinion set forth below, we have, among other things:


   1. Reviewed the Merger Agreement;

   2. Reviewed certain publicly available information concerning the Company which we believe to be relevant to our analysis;

   3. Reviewed certain internal financial statements and other financial and operating data concerning the Company furnished to us by the Company;

   4. Conducted discussions with members of Company management concerning its business, operations, present condition and prospects;

   5. Reviewed the trading history of the Common Stock for a period from November 20, 1997 to the date of this letter;


                           ATLANTA FINANCIAL CENTER
              3333 PEACHTREE ROAD, NE  o  ATLANTA, GEORGIA 30326
                                (404) 266-6000

Special Committee of the Board of Directors
Board of Directors
Microdyne Corporation
December 3, 1998
Page 2


   6. Reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

   7. Compared the results of operations and present financial condition of the Company with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

   8. Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which we deemed relevant;

   9. Performed certain financial analyses with respect to the Company's projected future operating performance; and

  10. Reviewed such other financial statistics and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

     We have relied upon the accuracy and completeness of the financial and other information provided to us by the Company in arriving at our Opinion without independent verification. With respect to the financial forecasts for the years 1999 through 2001, we have assumed that the assumptions provided by management have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management. In arriving at our Opinion, we conducted only a limited physical inspection of the properties and facilities of the Company. We have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.


     We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services which is in part contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this Opinion. We have also performed various investment banking services for the Company in the past, and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the Common Stock for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.


     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Consideration to be received by the holders of the Common Stock in the Transaction is fair from a financial point of view to such holders.


                                        Very truly yours,

                                        THE ROBINSON-HUMPHREY COMPANY, LLC

                                   EXHIBITS


1 Agreement and Plan of Merger, dated as of December 3, 1998, by and among Microdyne Corporation, L-M Acquisition Corporation, a Maryland corporation and L-3 Communications Corporation, a Delaware corporation.

2 Tender Agreement by and among L-3 Communications Corporation, Philip T.
  Cunningham, the Successor Trust to Philip T. Cunningham Grantee Retained Annuity Trust #1, Philip T. Cunningham Grantor Retained Annuity Trust #2, Maura Spaeth, Katherine Cunningham and Neal Sanders, as agent for Roman Herzig and Gallerie Nissl dated December 3, 1998.

3 Letter to Stockholders dated December 9, 1998.

4 Opinion of Robinson-Humphrey dated December 3, 1998.

5 Press Release issued by Microdyne Corporation on December 3, 1998.

6 Press Release issued by L-3 Communications Corporation on December 3, 1998.